UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION

UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number: 001-38955

HarborOne Bancorp, Inc.

(Exact name of registrant as specified in its charter)

770 Oak Street

Brockton, Massachusetts 02301

(508) 895-1000

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Stock, par value $0.01 per share

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date: None*

* HarborOne Bancorp, Inc. merged with and into Eastern Bankshares, Inc. effective November 1, 2025, at which time the separate corporate existence of HarborOne Bancorp, Inc. ended.

Pursuant to the requirements of the Securities Exchange Act of 1934, Eastern Bankshares, Inc., as successor by merger to HarborOne Bancorp, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

EASTERN BANKSHARES, INC. As successor by merger to HarborOne Bancorp, Inc.

By:	/s/ R. David Rosato
	Name:	R. David Rosato
	Title:	Chief Financial Officer

Date: November 7, 2025